

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 20, 2015

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation N.V.
P.O. Box 837
Curaçao

> **Re:** **Sapiens International Corporation N.V.**
> **Registration Statement on Form F-3**
> **Filed October 14, 2015**
> **File No. 333-207414**

Dear Mr. Al Dor:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1 Opinion of Spigt Dutch Caribbean N.V.

1. We refer to paragraph (iv) on page 3 of the legal opinion, which assumes that at the time of execution of the deeds to issue the registered shares, the company will have 70 million authorized shares. Please revise the legal opinion to remove this assumption, as it is not appropriate to assume that the registrant has a sufficient amount of authorized shares. See Section II(B)(3)(a) of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Jonathan M. Nathan
       Meitar Liquornik Geva Leshem Tal Law Offices